UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-36596

Trillium Therapeutics Inc.

(Translation of registrant’s name into English)

96 Skyway Avenue

Toronto, Ontario M9W 4Y9

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibit 1.1 to this Form 6-K is hereby incorporated by reference as an exhibit to the registration statement on Form F-1 of Trillium Therapeutics Inc. (File No. 333-202665).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trillium Therapeutics Inc.

Date: April 1, 2015
	By:	/s/ James Parsons
	Name:	James Parsons
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Underwriting Agreement, dated March 31, 2015

99.1	News release, dated April 1, 2015